                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                              COST-U-LESS, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)


                   Common Stock, Par Value $0.001 Per Share
------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   221492101
------------------------------------------------------------------------------
                                (CUSIP Number)


                               James M. Chadwick
                       Chadwick Capital Management, LLC
                             4510 Executive Drive
                                   Suite 200
                         San Diego, California 92121
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               February 28, 2007
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  221492101
================================================================================
 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Monarch Activist Partners LP
================================================================================
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]

================================================================================
 3       SEC USE ONLY


================================================================================
 4       SOURCE OF FUNDS (See Instructions)
         OO
================================================================================

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

================================================================================
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

================================================================================
                      7    SOLE VOTING POWER
                           0
   NUMBER OF         ===========================================================
    SHARES            8    SHARED VOTING POWER
 BENEFICIALLY              259,746
  OWNED BY           ===========================================================
    EACH              9    SOLE DISPOSITIVE POWER
  REPORTING                0
   PERSON            ===========================================================
    WITH              10   SHARED DISPOSITIVE POWER
                           259,746
================================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         266,946

================================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

================================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.6%(1)

================================================================================
14       TYPE OF REPORTING PERSON
         OO
================================================================================

---------------------------------

         (1) Based upon 4,023,530 shares of Cost-U-Less, Inc. common stock issued and outstanding as of November 8, 2006, as reported on Cost-U-Less, Inc.'s Form 10-Q filed on November 13, 2006.

CUSIP No.  221492101
================================================================================
 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chadwick Capital Management LLC
================================================================================
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]

================================================================================
 3       SEC USE ONLY


================================================================================
 4       SOURCE OF FUNDS (See Instructions)
         OO
================================================================================

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

================================================================================
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

================================================================================
                      7    SOLE VOTING POWER
                           0
   NUMBER OF         ===========================================================
    SHARES            8    SHARED VOTING POWER
 BENEFICIALLY              259,746
  OWNED BY           ===========================================================
    EACH              9    SOLE DISPOSITIVE POWER
  REPORTING                7,200
   PERSON            ===========================================================
    WITH              10   SHARED DISPOSITIVE POWER
                           259,746
================================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         266,946

================================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

================================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.6%(1)

================================================================================
14       TYPE OF REPORTING PERSON
         OO
================================================================================

---------------------------------

         (1) Based upon 4,023,530 shares of Cost-U-Less, Inc. common stock issued and outstanding as of November 8, 2006, as reported on Cost-U-Less, Inc.'s Form 10-Q filed on November 13, 2006.

CUSIP No.  221492101
================================================================================
 1       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nadel and Gussman Combined Funds LLC
================================================================================
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]

================================================================================
 3       SEC USE ONLY


================================================================================
 4       SOURCE OF FUNDS (See Instructions)
         OO
================================================================================

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

================================================================================
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Oklahoma

================================================================================
                      7    SOLE VOTING POWER
                           7,200
   NUMBER OF         ===========================================================
    SHARES            8    SHARED VOTING POWER
 BENEFICIALLY              0
  OWNED BY           ===========================================================
    EACH              9    SOLE DISPOSITIVE POWER
  REPORTING                0
   PERSON            ===========================================================
    WITH              10   SHARED DISPOSITIVE POWER
                           0
================================================================================
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         266,946

================================================================================
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

================================================================================
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.6%(1)

================================================================================
14       TYPE OF REPORTING PERSON
         OO
================================================================================

---------------------------------

         (1) Based upon 4,023,530 shares of Cost-U-Less, Inc. common stock issued and outstanding as of November 8, 2006, as reported on Cost-U-Less, Inc.'s Form 10-Q filed on November 13, 2006.

                                 SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER:

         This Schedule 13D relates to the common shares of Cost-U-Less, Inc. ("CULS"). The principal executive offices of CULS are located at 3633 136th Place SE, Suite 110, Bellevue, Washington 98006.

ITEM 2.           IDENTITY AND BACKGROUND:

         (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM"), Monarch Activist Partners LP ("Monarch") and Nadel and Gussman Combined Funds LLC ("NGCF"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts. CCM manages the NGCF account that holds CULS shares and has sole trading discretion over such account. The managing member of NGCF is Stephen Heyman.

         (b) The business address for CCM, Monarch and Mr. Chadwick is 4510 Executive Drive, Suite 200, San Diego, California 92121. The business address for NGCF and Mr. Heyman is 15 East 5th Street, 32nd Floor, Tulsa, Oklahoma 74103.

         (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick manages CCM's business. NGCF is a private investment fund. Mr. Heyman manages NGCF's business.

         (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Monarch, NGCF or Mr. Heyman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick is a citizen of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware. NGCF is a limited liability company organized under the laws of the State of Oklahoma. Mr. Heyman is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The source of funds for the purchases of the 259,746 shares beneficially owned by Monarch was the working capital of Monarch. Monarch directly purchased those shares at the direction of CCM. The total purchase price for those shares was $2,146,990.

            The source of funds for the purchases of the 7,200 shares beneficially owned by NGCF was the working capital of NGCF. NGCF directly purchased those shares at the direction of CCM. The total purchase price for those shares was $61,040.00.

ITEM 4.           PURPOSE OF TRANSACTION:

         CULS, CCM and Monarch have agreed, pursuant to a Letter Agreement dated February 28, 2007 (the "Letter Agreement"), that: (i) CULS will nominate John D. Delafield as a director for election at the 2007 annual meeting; (ii) CULS will submit a resolution to the shareholders at the 2007 annual meeting to amend its articles of incorporation to remove the requirement that a business combination be approved by at least 2/3 of outstanding common stock unless such transaction has been approved by a majority of continuing directors; (iii) CCM and Monarch will support and vote their shares for the slate of directors nominated by CULS' Board of Directors until December 31, 2007; (iv) CCM and Monarch will not propose any candidates for election to the CULS Board of Directors or propose any other business at a CULS annual meeting until after December 31, 2007; and (v) CCM and Monarch will not present any proposals for inclusion in a CULS proxy statement or conduct any proxy solicitations to CULS shareholders until after December 31, 2007.

         CCM has repeatedly stated in prior filings that it believes CULS shares are significantly undervalued. Due to the company's willingness to hire an investment banker (previously disclosed as Cascadia Capital LLC) in conjunction with the appointment of a large independent shareholder to the board of directors, CCM feels that at this time its interests are aligned with CULS management, and should remain so as long as the company pursues a path to enhance shareholder value. The filing persons may acquire additional shares either individually or jointly.

         Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) This statement relates to 259,746 shares hold by Monarch and 7,200 shares held by NGCF. Based on CULS's Form 10-Q filed on November 13, 2006, 4,023,530 shares were outstanding as of November 8, 2006. Therefore, the 266,946 shares reported on this Schedule 13D represent 6.6% of CULS's outstanding shares.

         (b) CCM and Monarch share voting and dispositive power over the 259,746 shares held by Monarch. CCM has sole dispositive power over the 7,200 shares held by NGCF. NGCF has sole voting power over the 7,200 held by it. Mr. Heyman acts on behalf of NGCF as managing member.

         (c) During the past 60 days, Monarch did not acquire any CULS shares. During the past 60 days, Monarch sold shares in the transaction set forth below. This sale was effected in an open market transaction.

             DATE OF SALE      NO. OF SHARES SOLD        PRICE PER SHARE
             ------------      ------------------        ---------------
              1/10/2007              2,100                 8.2990
                                  TOTAL 2,100

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch. The 259,746 shares reported as held by Monarch in this Schedule 13D are subject to CCM's management.

         CCM and NGCF have entered into an account management agreement pursuant to which CCM renders investment management services and manages a NGCF securities investment account. The agreement provides CCM, among other things, the authority to buy, invest in, hold for investment, own, assign, transfer, sell and otherwise deal in securities for such account. The 7,200 shares reported as held by NGCF in this Schedule 13D are in the account and subject to CCM's management.

         CULS, CCM and Monarch entered into the Letter Agreement effective as of February 28, 2007. The Letter Agreement provides that: (i) CULS will nominate John D. Delafield as a director for election at the 2007 annual meeting; (ii) CULS will submit a resolution to the shareholders at the 2007 annual meeting to amend its articles of incorporation to remove the requirement that a business combination be approved by at least 2/3 of outstanding common stock unless such transaction has been approved by a majority of continuing directors; (iii) CCM and Monarch will support and vote their shares for the slate of directors nominated by CULS' Board of Directors until December 31, 2007; (iv) CCM and Monarch will not propose any candidates for election to the CULS Board of Directors or propose any other business at a CULS annual meeting until after December 31, 2007; and (v) CCM and Monarch will not present any proposals for inclusion in a CULS proxy statement or conduct any proxy solicitations to CULS shareholders until after December 31, 2007.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit Number    Description
         --------------    -----------

               1 Letter Agreement, dated February 28, 2007, by and among Chadwick Capital Management LLC, Monarch Activist Partners LP and Cost-U-Less, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 7, 2007

                                        CHADWICK CAPITAL MANAGEMENT LLC


                                        By: /s/ James M. Chadwick
                                            ------------------------------------
                                            James M. Chadwick, Manager

                                        MONARCH ACTIVIST PARTNERS LP

                                        By: Chadwick Capital Management LLC,
                                            its General Partner

                                        By: /s/ James M. Chadwick
                                            ------------------------------------
                                            James M. Chadwick, Manager

                                        NADEL AND GUSSMAN COMBINED FUNDS LLC


                                        By: /s/ Stephen Heyman
                                            ------------------------------------
                                            Stephen Heyman, Managing Member

                                                                     Exhibit 1

                               COST-U-LESS, INC.
                              3633 136TH PLACE SE
                          BELLEVUE, WASHINGTON 98006

                             ---------------------

                               February 28, 2007



Mr. James M. Chadwick
Mr. Sohail Malad
Chadwick Capital Management LLC
4510 Executive Drive, Suite 200
San Diego, CA 92121

Dear Messrs. Chadwick and Malad:

         The following sets forth the agreement between Chadwick Capital Management LLC and its affiliates, including Monarch Activist Partners LP ("CCM"), and Cost-U-Less, Inc. (the "Company"):

     1. The Company will nominate John D. Delafield as a Class II director for election at the 2007 annual meeting, with a term expiring at the 2008 annual meeting, and will use its officers and directors to solicit proxies and vote such proxies for Mr. Delafield.

     2. The Company will submit a resolution to the shareholders at the 2007 annual meeting to amend its articles of incorporation to remove the requirement that a business combination be approved by at least 2/3 of outstanding common stock unless such transaction has been approved by a majority of continuing directors.

     3. Until December 31, 2007, CCM will support and vote its shares for the slate of directors nominated by the Company's Board of Directors (the "Board"), and will not (i) propose any candidates for election to the Board or propose any other business at an annual meeting, or (ii) present any proposals for inclusion in a Company proxy statement or conduct any proxy solicitations.

     4. As soon as practicable following the execution of this agreement, the Company will issue a press release describing the terms of this agreement and CCM will file an amendment to its Schedule 13D reporting the entry into this agreement and amending applicable items to conform to its obligations under this agreement.

     5. CCM covenants not to sue and fully releases and discharges the Company and its directors and officers from any claims arising in respect of or in connection with the nomination and election of directors at the 2007 annual meeting and the other proposals contained in the notice related to the 2007 annual meeting.

     6. CCM represents and warrants that the execution, delivery and performance of this agreement by each member of CCM has been duly and validly authorized and constitutes a valid and binding obligation and agreement of each such member.

     7. The Company represents and warrants that the execution, delivery and performance of this agreement by the Company has been duly and validly authorized by the Board and constitutes a valid and binding obligation and agreement of the Company.

     8. Each of the Company and CCM acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable in damages. It is accordingly agreed that CCM, on the one hand, and the Company, on the other hand, shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party will not take action, directly or indirectly, in opposition to the moving party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Company and CCM hereby agree to waive any requirements relating to the securing or posting of any bond in connection with seeking any remedy hereunder.

     9. This agreement contains the entire understanding of the parties hereto with respect to its subject matter and supercedes all prior and contemporaneous agreements, representations and understandings with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth herein, and each of the parties acknowledges that no other party, nor any agent or attorney of any other party, has made any promise, representation or warranty not contained herein. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Washington without reference to the conflict of laws principles thereof, and may be amended, modified or waived only by a written instrument duly executed by the parties hereto or their respective successors or assigns.




                                        Very truly yours,

                                        COST-U-LESS, INC.


                                        /s/ J. Jeffrey Meder
                                        --------------------------------------
                                        J. Jeffrey Meder
                                        President and Chief Executive Officer

Accepted and agreed as of the date set forth above.

CHADWICK CAPITAL MANAGEMENT LLC


/s/ James M. Chadwick
------------------------------------
By: James M. Chadwick
Its: Manager

MONARCH ACTIVIST PARTNERS LP
By: Chadwick Capital Management LLC


/s/ James M. Chadwick
------------------------------------
By: James M. Chadwick
Its: Manager